http://www.chinanews.com.cn/cj/cj-cyzh/news/2010/03-31/2201616.shtml

Electric Bicycles are Involved in Government's Subsidy Policy.

State Council announced a policy of subsidized on home appliances on March 29, 2010. Electric bicycles are included in this policy in the provinces of Jiangsu, Anhui and Shandong, etc. The Company will be subsidized with 13% of selling price by the PRC government. It is estimated that the potential market under this policy will be RMB1 billion. The share price of electric bicycle related companies including electric, batteries and electric vehicles, increased significantly.

At present, people increasingly concern about the topic of "low carbon". Electric bicycles are one of the major aspects under the low-carbon industry. PRC companies controlled the technology of producing electric bicycles and the convenient feature of electric bicycle attracts every potential buyer. Statistic result shows that China has 120 million users of electric bicycle with annual sales about 25 million units. 90% of world's electric bicycles are manufactured and sold in China.

Jiangsu Xinri E-Vehicle Co., Ltd, the sponsor of 2008 Beijing Olympic Games and 2010 Shanghai World Expo, has prepared to expand their production capacity. Xinri's spokesman said that Xinri is working on increasing the supply of electric bicycles in the rural districts and estimated that the production capacity will increase to 5 million units in a year. Xinri will increase the sale network in order to respond to the next round of rural market competition

In rural area, electric bicycle is more popular than motorcycle due to lower running cost. The 13% subsidy will stimulate more than 20% of sales. Batteries and tires manufacturers would enjoy this benefit indirectly.

A professor in Tsinghua University said that electric bicycle is the character of low carbon economy. China's battery technologies reach the world class level and automobile manufacturers from worldwide are seeking opportunities to cooperate with China's battery manufacturers, they believe electric bicycle will become the accelerator of low carbon industry.

After the announcement of the subsidize policy, all shares of the manufacturers of electric bicycle and battery were soared. Market participants believe that the development of rural market would provide great opportunities to them.

The subsidy policy of electric bicycle also increased the demand for the subsidy policy of electric vehicle. Recently, the State Grid has set up battery recharge points for the electric bicycle in the country. It is estimated that the economy of low carbon consumption would become the trend in the future.

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电动车下乡获国家13%补贴 低碳产业有望"膨胀"

2010年03月31日 22:32 来源：中国新闻网 发表评论 【字体：↑大 ↓小】

中新网无锡3月31日电(记者 洪晓红 孙文翔)自国务院本月29日颁布扩大家电下乡补贴产品范围规定，国内已有江苏、安徽、山东等10省份将电动车列入下乡补贴名单，将按销售价格的13%给予电动自行车企财政补贴，"可能撬动10亿潜在市场"的预测令相关电动车题材的股价开始一路上涨，包括电动车、电池、电动汽车等大量企业瞄准"低碳"摩拳擦掌，欲借机抢滩市场。

当前，"低碳"话题日益受到世界关注，零污染、零排放的新能源电动车目前正大举进军低碳产业。而电动车产业是中国少有的由国内掌握全部核心技术的民族制造业，电动车方便快捷的特点受到广大百姓青睐。统计显示，中国电动车使用者约有1.2亿，年销售量约2500万辆，是全球第一大电动车产销国，集中了全球电动车90%以上的市场容量。

记者今日从国内最大电动车整车生产基地无锡锡山获悉，自亮相北京奥运，日前又成功"驰入"上海世博会专用电动车后，全球行业龙头江苏新日公司正欲借下乡"东风"扩大产能。该公司新闻发言人胡刚表示，目前"新日"正着手加大适合农村地区车型的供应量，预计年内产能达500万辆，同时增设乡镇销售网点以应对下一轮的农村市场竞争。

业内人士预测，相比摩托车，省力省钱的电动车在农村地区深受"厚爱"，13%的补贴政策可直接刺激电动车整体产销量20%的上涨，对电池、轮胎等配套产业的间接影响也将水涨船高。

清华大学教授电动车专家马贵龙在此间接受采访时表示，绿色、环保的电动车是中国低碳经济的一大特色，电池等核心技术已位列国际一流水平，国外众多知名汽车厂商已开始寻求与中国企业在电动汽车核心技术上的合作，他认为电动车有望成为中国特色低碳产业新的催化剂。

另一方面，电动车下乡的消息公布后，国内股市也迅速活跃，包括电动自行车、电动汽车、电池等股票价格气势如虹，市场人士认为，电动车下乡令国家对低碳产业的扶持决心显现，农村消费市场一旦拉开，前景光明。

据了解，电动自行车的顺利下乡也让近来新能源汽车的补贴呼吁再次拉高，日前，国家电网已在国内各省市布点电动车充电桩，专家预测，电动车下乡成为诱因，国内低碳消费的春天将为之不远。(完)